Exhibit d 6 c

MAINSTAY VP FUNDS TRUST

AMENDMENT TO THE SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement, made as of the 1st day of May 2013 (the “Amendment”), between New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”) and Cornerstone Capital Management Holdings LLC, a Delaware limited liability company (the “Subadvisor”).

WHEREAS, the parties hereto have entered into a Subadvisory Agreement dated as of April 29, 2011 (the “Agreement”); and

WHEREAS, effective January 25, 2013, Madison Square Investors LLC changed its name to Cornerstone Capital Management Holdings LLC; and

WHEREAS, the Manager and Subadvisor hereby wish to amend the Agreement to reflect the Subadvisor’s new name; and

WHEREAS, the parties hereby wish to amend Schedule A of the Agreement to reflect (i) changes to the subadvisory fees with respect to certain Portfolios; and (ii) the removal of the MainStay VP Growth Equity Portfolio due to a change in subadvisor as of January 18, 2013, from Cornerstone Capital Management Holdings LLC to Cornerstone Capital Management LLC.

NOW, THEREFORE, the parties agree as follows:

(i)          The Agreement is hereby amended to reflect the name change from Madison Square Investors LLC to Cornerstone Capital Management Holdings LLC; and

(ii)           Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

[The Remainder Of This Page Has Been Left Blank Intentionally.]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers and attested effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest:	/s/ Kevin M. Bopp	By:	/s/ Stephen P. Fisher
Name:	Kevin M. Bopp	Name: Stephen P. Fisher
Title:	Director & Associate	Title: Senior Managing Director
General Counsel

CORNERSTONE CAPITAL MANAGEMENT HOLDINGS LLC

Attest:	/s/ James Capezzuto	By:	/s/ Andrew S. Wyatt
Name:	James Capezzuto	Name: Andrew S. Wyatt
Title:	SVP	Title: CEO

SCHEDULE A

(As of May 1, 2013)

As compensation for services provided by Subadvisor the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for all services rendered hereunder, at an annual subadvisory fee equal to the following:

PORTFOLIO	ANNUAL RATE
MainStay VP Balanced Portfolio*	0.350% up to $1 billion; and 0.325% in excess of $1 billion

MainStay VP Common Stock Portfolio	0.275% up to $500 million; 0.2625% from $500 million to $1 billion; and 0.250% in excess of $1 billion

MainStay VP International Equity Portfolio*	0.445% on assets up to $500 million; 0.425% in excess of $500 million

MainStay VP Mid Cap Core Portfolio*	0.425% up to $1 billion; and 0.400% in excess of $1 billion

MainStay VP S&P 500 Index Portfolio *	0.125% up to $1 billion; 0.1125% from $1 billion to $2 billion; 0.1075% from $2 billion to $3 billion; and 0.100% in excess of $3 billion

The portion of the fee based upon the average daily net assets of the respective Portfolio shall be accrued daily at the rate of 1/(number of days in calendar year) of the annual rate applied to the daily net assets of the Portfolio.

Payment will be made to the Subadvisor on a monthly basis.

* For certain Portfolios listed above, the Manager has agreed to waive a portion of each Portfolio’s management fee or reimburse the expenses of the appropriate class of the Portfolio so that the class’ total ordinary operating expenses do not exceed certain amounts. These waivers or reimbursements may be changed with Board approval. To the extent the Manager has agreed to waive its management fee or reimburse expenses, Cornerstone Capital Management Holdings LLC, as Subadvisor for these Portfolios, has voluntarily agreed to waive or reimburse its fee proportionately.